SECURITI 09059977 SSION

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SEC FILE NUMBER
8-67578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KKR Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
KKR Capital Markets LLC

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (a wholly owned subsidiary of KKR Capital Markets Holdings L.P., the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of KKR Capital Markets LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

KKR CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 10,043,202
Due from clearing broker	503,466
Prepaid expenses and other assets	1,237,205
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $46,200	539,940
TOTAL ASSETS	$ 12,323,813

LIABILITIES AND MEMBER'S EQUITY

Liabilities - Accounts payable and accrued expenses	$ 271,027
Commitments (see Note 4)	
Member's equity	12,052,786
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 12,323,813

The accompanying notes are an integral part of the Statement of Financial Condition

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent"), is a limited liability company that was formed under the laws of Delaware on January 29, 2007. The Company was initially a wholly owned subsidiary of Kohlberg Kravis Roberts & Co. LP ("KKR"). In February 2008, KKR transferred all of its equity in the Company to the Parent. KKR maintains a 98% ownership interest in the Parent. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services, initially to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consists of cash deposits and money market instruments held with a single financial institution and therefore is subject to the credit risk of that financial institution. The exposure to this financial institution represents a significant concentration of the Company's capital as of December 31, 2008.

Due from clearing broker

Due from clearing broker consists of cash deposits held with a single clearing broker, and therefore is subject to the credit risk of that financial institution.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. The Company periodically evaluates the carrying value of furniture, equipment and leasehold improvements when events and circumstances suggest that such assets may be impaired.

Furniture, equipment and leasehold improvements (continued)
The balances, by major class of depreciable assets, at December 31, 2008 are as follows:

	December 31, 2008 Balance
Furniture and equipment	$ 166,559
Leasehold improvements	419,581
Furniture, equipment and leasehold improvements	586,140
Less: Accumulated depreciation and amortization	(46,200)
Furniture, equipment and leasehold improvements, net	$ 539,940

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. However, in connection with the Parent's partnership structure, the Parent is subject to New York City unincorporated business tax based on a statutory rate of 4%. The Company has accrued a liability to the Parent for this tax based on the current year taxable income, net of a tax benefit of approximately $164,000 related to a net operating loss carry forward from the prior year.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2008 these differences were immaterial.

In addition, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN No. 48"). The Company did not recognize an impact upon adoption, and has not identified any uncertain tax positions, as defined in FIN No. 48 as of December 31, 2008.

Related Parties
The Company's ability to meet regulatory capital requirements and have liquidity for future underwritings is largely dependent on its access to funding from the Parent.

In September 2008 the Company received a non-interest bearing $15 million temporary subordinated loan ("TSL") from the Parent in connection with an underwriting. The TSL was fully repaid in October 2008.

Related Parties (continued)
In May 2008, the Company advanced the Parent $5.3 million in connection with a non-interest bearing loan. The loan was fully repaid in December 2008.

The Company maintains an administrative services agreement with KKR which provides for KKR to provide accounting, administrative, human resource and other services. There was no amount payable to KKR as of December 31, 2008.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 during the first 12 months of operations (15 to 1 thereafter). At December 31, 2008, the Company had net capital of $10,113,550 which exceeded the required net capital of $100,000 by $10,013,550. In addition, the Company's ratio of aggregate indebtedness to net capital was .03 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

4. Commitments

The Company leases office space under a non-cancelable lease agreement expiring in April 2010. KKR has guaranteed the obligation of the Company in connection with the lease agreement. The annual minimum payments under this agreement are:

Year Ending December 31,	Total Commitments
2009	665,000
2010	221,667
	$ 886,667

The lease has provisions for escalation based upon the assessed valuation of the property, and future collective bargaining agreements entered into by the lessor and certain of its employees. The nature of the escalation factors are such that they are considered contingent rent, and excluded from the calculation of minimum lease payments.

5. Profit Sharing and Phantom Stock Plans

The Company is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Company are covered under the plan. The Company contributes 15% of each employee's compensation up to a maximum of $20,000 per employee per annum.

The Company also participates in KKR's phantom stock plan, wherein "phantom" shares, which are referenced to the value of certain KKR portfolio companies, are granted to employees based on terms defined in the plan. Generally, an employee vests in the phantom shares over a six-year period. Upon the sale of shares in the referenced company, the employee receives the vested difference between the price of the phantom shares granted and the subsequent sales price of the company shares or an amount greater than that if the Parent so decides. The Company accrues the change in value of the phantom shares.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

KKR Capital Markets LLC
9 West 57th Street
New York, New York 10019

In planning and performing our audit of the financial statements of KKR Capital Markets LLC (a wholly owned subsidiary of KKR Capital Markets Holdings L.P., the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP